KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Website : www.klk.com.my)

BY COURIER

Our Ref : KLK/SE

27 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
19 Nov. 2003	Listed Companies' Crop – October 2003
21 Nov. 2003	Proposed Authority To Buy Back Its Own Shares By The Company; Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature
24 Nov. 2003	Proposed Acquisitions Of Freehold Land Known As Lot No. 60 And Lot. 61 Located In Hicom-Glenmarie Industrial Park (Phase 1), Shah Alam From Malay-Sino Chemical Industries Sdn Bhd ("MSCI") And Taiko Marketing Sdn Bhd (("TMK") Respectively ["Proposed Acquisitions"]
	FINANCIAL RESULTS
21 Nov. 2003	4TH Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
21 Nov. 2003	Final Dividend
21 Nov. 2003	Special Dividend
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
7 Nov. 2003	Employees Provident Fund Board
20 Nov. 2003	Employees Provident Fund Board
21 Nov. 2003	Employees Provident Fund Board
24 Nov. 2003	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dlw 12/3

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/nov03

03 DEC -2 AM 7:21

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 19/11/2003 03:54:57 PM
Reference No KL-031119-B338F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J C Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Listed Companies' Crop
October 2003

* **Contents :-**

We submit below the crop figures for the month of **October 2003** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419		
Rubber (kg)	2,244,610		

	2004								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **21/11/2003 05:01:32 PM**
Reference No **KL-031121-2A94E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **Proposed Authority to Buy Back its own Shares by the Company;**
- **Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature**

("hereinafter referred to as "Proposals")

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Extraordinary General Meeting ("EGM") to be convened on the same day as its Annual General Meeting ("AGM") to be held on 18 February 2004:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Share Buy Back"]
- Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]

Proposed Share Buy Back

The mandate granted at the last EGM of the Company held on 20 February 2003, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the conclusion of the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK or 70.9 million KLK Shares.

Proposed Shareholders' Mandate

At the EGM held on 20 February 2003, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made at arms' length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the conclusion of the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements and KLSE Practice Note No. 12/2001, the Board has proposed that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the EGM to be held on the same day of the Company's AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

LJC/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 24/11/2003 06:00:42 PM

Reference No KL-031124-66582

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ACQUISITIONS OF FREEHOLD LAND KNOWN AS LOT NO. 60 AND LOT NO. 61 LOCATED IN HICOM-GLENMARIE INDUSTRIAL PARK (PHASE 1), SHAH ALAM FROM MALAY-SINO CHEMICAL INDUSTRIES SDN BHD ("MSCI") AND TAIKO MARKETING SDN BHD ("TMK") RESPECTIVELY ["PROPOSED ACQUISITIONS"]

* **Contents :-**

Pursuant to the KLSE Listing Requirements Paragraph 10.08 and 10.07, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following related party transactions.

Introduction

KLK's wholly-owned subsidiary, Brecon Holdings Sdn Bhd ("Brecon"), has on 24 November 2003 signed a Sale and Purchase Agreement to purchase the following freehold lands located in Hicom-Glenmarie Industrial Park (Phase 1), Shah Alam and known as:

(a) Lot No. 60 together with the single storey bricked office building thereon from MSCI to facilitate the construction of a building to provide office, warehousing and distribution facilities required by the KLK Group.

MSCI, a 76% owned subsidiary of Batu Kawan Berhad and having its registered office at Wisma Taiko, 1 Jalan S.P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, is the beneficiary owner of Lot No. 60. MSCI is a chemical manufacturing company; and

(b) Lot No. 61 together with the two storey office cum single storey warehouse thereon from TMK to cater for a fully integrated manufacturing facility including product research and development, liquid formulating and mixing/blending and liquid filling.

TMK, having its registered office at No. 39, Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Perak Darul Ridzuan, is the beneficiary owner of Lot No. 61. TMK is

involved in trading and as marketing agents.

Description of the Freehold Lands

Details of the Freehold Lands to be purchased are as follows:

Type of land	Industrial	Industrial
Title particulars	Master Title H.S. (D) 136183 PT 1, Lot No. 60 Bandar Glenmarie Daerah Petaling Selangor Darul Ehsan	Master Title H.S. (D) 136183 PT 1, Lot No. 61 Bandar Glenmarie Daerah Petaling Selangor Darul Ehsan
Area	2.08 acres (90,750 sq.ft.)	0.97 acres (42,339 sq.ft.)
Building	Single storey office with a built-up area of 2,530 sq.ft.	Two storey office cum single storey warehouse with a built-up area of 17,965 sq.ft.
Postal address	No. 4, Jalan Peguam U1/25, Section U1, Hicom-Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan	No. 2, Jalan Peguam U1/25, Section U1, Hicom-Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan
Tenure	Freehold	Freehold
Existing encumbrances	Nil	Nil
Purchase consideration (cash)	RM5,898,750	RM4,600,000

Lot No. 60 and Lot No. 61 are adjacent to each other.

Rationale

In acquiring Lot Nos. 60 and 61, the Group will be able to set up a fully integrated manufacturing facility in Lot No. 61 and a consolidated office, warehousing and distribution centres in Lot No. 60. Thus, the Proposed Acquisitions would provide benefits and operational improvements to the Group as the Freehold Lands are:

(i) within convenient access to the North-South Highway providing an excellent accessibility to the various states along the Highway in Peninsular Malaysia; and

(ii) within the vicinity of a well recognised and developed industrial heartland with surrounding developments mainly industrial in nature.

Purchase Consideration

The purchase consideration of RM5,898,750 for Lot No. 60 to MSCI and RM4,600,000 for Lot No. 61 to TMK were based on the valuation reports dated 17 February 2003 and 9 October 2003 respectively undertaken by the independent registered valuers, Henry Butcher, Lim & Long Sdn Bhd.

The valuers have also confirmed that the current open market value of Lot No. 60 has remained the same as per their Valuation Report dated 17 February 2003.

Funding

The acquisitions of the Freehold Lands in Hicom-Glenmarie Industrial Park (Phase 1), Shah Alam will be financed through the Group's internally generated funds. 10% deposits amounting to RM589,875 and RM460,000 will be paid to MSCI and TMK respectively on signing of the Sale and Purchase Agreements. The balance of RM5,308,875 and RM4,140,000 shall be paid to MSCI and TMK respectively on completion dates which are expected to be in April 2004.

Effects on the Company

The Proposed Acquisitions will not have any effect on the share capital of the Company nor any material effect on the Net Tangible Assets and Earnings Per Share of the Group.

Directors' and Substantial Shareholders' Interests

The Proposed Acquisitions are related party transactions but are considered not material.

The following Directors and major shareholders of KLK are interested in the Proposed Acquisitions:

In respect of Lot No. 60:

(a) Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian and Yeoh Eng Khoon (Alternate Director) are common directors and direct/indirect shareholders of KLK and Batu Kawan Berhad. R.M. Alias is also a common director in these companies and a shareholder of KLK;

(b) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are deemed major shareholders in KLK, Batu Kawan Berhad and MSCI;

(c) Dato' Lee Hau Hian, Dato' Lee Soon Hian and Yeoh Eng Khoon are also directors of MSCI; and

In respect of Lot No. 61:

Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are direct/indirect shareholders and deemed major shareholders of KLK. They are also direct major shareholders of TMK; and

In respect of Lot Nos. 60 and 61:

By virtue of Section 6A of the Act, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Proposed Acquisitions.

The abovementioned interested Directors have abstained from all Board deliberations on the Proposed Acquisitions of Lot Nos. 60 and 61 respectively and will abstain from voting in the ordinary resolutions in respect of the Proposed Acquisitions at the Extraordinary General Meeting ("EGM") of the Company.

Saved as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Proposed Acquisitions.

Shareholders' Approvals

The Proposed Acquisitions do not fall within the class of transactions which requires shareholders' approvals at a General Meeting under the KLSE Listing Requirements. However, shareholders' approvals are required pursuant to Section 132E of the Companies Act, 1965. The approvals of the shareholders for the Proposed Acquisitions will be sought at an EGM of the Company to be convened on the same day of the forthcoming Company's Annual General Meeting. A Circular containing the details of the Proposed Acquisitions will be despatched to the shareholders of KLK in due course.

Directors' Statement

With Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, R.M. Alias, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian and Yeoh Eng Khoon abstaining from Lot No. 60 and Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian abstaining from Lot No. 61, the other Directors of KLK are of the opinion that the Proposed Acquisitions are in the best interest of the Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **21/11/2003 05:01:36 PM**
Reference No **KL-031121-BF200**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 30/09/2003
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End** : 30/09/2003
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2003	30/09/2002	30/09/2003	30/09/2002
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	907,350	700,549	3,473,531	2,469,071
2	Profit/(loss) before tax	157,675	108,820	568,911	347,119
3	Profit/(loss) after tax and minority interest	103,801	67,294	394,688	255,073
4	Net profit/(loss) for the period	103,801	67,294	394,688	255,073
5	Basic earnings/(loss) per share (sen)	14.62	9.47	55.59	35.92
6	Dividend per share (sen)	19.00	14.00	25.00	20.00

		AS AT END OF CURRENT QUARTER*	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net tangible assets per share (RM)	5.2100	4.7100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2003	**30/09/2002**	**30/09/2003**	**30/09/2002**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	112,652	84,489	495,966	302,199
2	Gross interest income	4,636	3,978	15,630	13,145
3	Gross interest expense	1,497	1,258	5,615	4,832

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2003
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2003 RM'000	2002 RM'000 (Restated)	2003 RM'000	2002 RM'000 (Restated)
Revenue	907,350	700,549	3,473,531	2,469,071
Operating expenses	(806,070)	(644,092)	(3,001,075)	(2,197,254)
Other operating income	11,372	28,032	23,510	30,382
Operating profit	112,652	84,489	495,966	302,199
Finance cost	(1,497)	(1,258)	(5,615)	(4,832)
Share of results of associated companies	46,520	25,589	78,560	49,752
Profit before taxation	157,675	108,820	568,911	347,119
Tax expense	(48,737)	(40,395)	(156,484)	(80,668)
Profit after taxation	108,938	68,425	412,427	266,451
Minority interests	(5,137)	(1,131)	(17,739)	(11,378)
Net profit for the period	103,801	67,294	394,688	255,073
	Sen	Sen	Sen	Sen
Earnings per share - Basic	14.62	9.47	55.59	35.92
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2003

(The figures have not been audited.)

	30 September 2003 RM'000	30 September 2002 (Restated) RM'000
Property, plant and equipment	2,273,656	2,183,584
Property development	54,652	68,806
Associated companies	497,020	467,688
Other investments	82,473	69,834
Deferred tax asset	9,490	21,630
Intangible assets	18,837	18,782
Goodwill on consolidation	60,369	64,002
	2,996,497	2,894,326
Current assets		
Inventories	478,133	425,204
Trade and other receivables	419,981	339,175
Property development	23,286	2,717
Cash and cash equivalents	606,545	409,686
	1,527,945	1,176,782
Current liabilities		
Trade and other payables	277,368	259,493
Taxation	38,197	12,226
Term loan and bank overdrafts	139,098	106,039
Finance leases	260	190
	454,923	377,948
Net current assets	1,073,022	798,834
	4,069,519	3,693,160
Share capital	712,516	712,516
Reserves	3,076,762	2,725,499
	3,789,278	3,438,015
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,775,831	3,424,568
Minority interests	125,078	113,847
Long term and deferred liabilities		
Deferred tax liability	135,876	123,762
Provision for retirement benefits	13,429	12,854
Finance leases	367	469
Term loans	18,938	17,660
	168,610	154,745
	4,069,519	3,693,160
Net tangible assets per share (RM)	5.21	4.71

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2003
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1 October 2001	712,516	1,150,482	53,345	6,685	860	14,337	1,350,181	(12,382)	3,276,024
Effect of adopting MASB 25	-	-	(3,600)	-	-	-	(45,833)	-	(49,433)
As restated	712,516	1,150,482	49,745	6,685	860	14,337	1,304,348	(12,382)	3,226,591
Net gain/(losses) not recognised in the income statement - restated	-	-	-	3,700	42,883	-	(25,936)	-	20,647
Net profit for the period - restated	-	-	-	-	-	-	255,073	-	255,073
Shares buy back	-	-	-	-	-	-	-	(1,065)	(1,065)
Dividend paid	-	-	-	-	-	-	(76,678)	-	(76,678)
Transfer from revenue reserve to capital reserve	-	5,437	-	-	-	-	(5,437)	-	-
At 30 September 2002 - as restated	712,516	1,155,919	49,745	10,385	43,743	14,337	1,451,370	(13,447)	3,424,568
Net gain not recognised in the income statement	-	2	-	1,350	53,883	-	3,577	-	58,812
Net profit for the year	-	-	-	-	-	-	394,688	-	394,688
Dividend paid	-	-	-	-	-	-	(102,237)	-	(102,237)
Transfer from revenue reserve to capital reserve	-	2,334	-	-	-	-	(2,334)	-	-
At 30 September 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2003
(The figures have not been audited.)

	30 September 2003 RM'000	30 September 2002 RM'000
Cash Flows from Operating Activities		
Profit before taxation	568,911	347,119
Adjustment for non-cash flow :-		
Non-cash items	34,235	35,532
Non-operating items	(16,032)	(10,549)
Operating profit before working capital changes	587,114	372,102
Working capital changes :-		
Net change in current assets	(90,881)	(120,177)
Net change in current liabilities	17,224	57,211
Cash generated from operations	513,457	309,136
Interest paid	(5,536)	(4,832)
Tax paid	(75,057)	(34,375)
Retirement benefit paid	(1,585)	(2,119)
	431,279	267,810
Cash Flow from Investing Activities		
Equity investments	27,280	51,997
Other investments	(174,809)	(248,413)
Net cash used in investing activities	(147,529)	(196,416)
Cash Flow from Financing Activities		
Bank borrowings	30,311	231
Transactions with owners as owners	(108,575)	(90,329)
Net cash used in financing activities	(78,264)	(90,098)
Net increase in cash and cash equivalents	205,486	(18,704)
Cash and cash equivalents at 1 October	383,536	407,138
	589,022	388,434
Foreign exchange difference on opening balance	(7,060)	(4,898)
Cash and cash equivalents at 30 September	581,962	383,536

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2002 except for the adoption of MASB Standard 25 - Income Taxes whereby the comparative figures have been restated to reflect the change in the method of deferred taxation calculation.

The effects of the change in accounting policies on the comparative figures are summarised below :-

	As at 30 September 2002		
	As previously stated	Effect of change in policy	As restated
	RM'000	RM'000	RM'000
Consolidated Income Statement			
Tax expense	59,449	21,219	80,668
Minority interests	14,471	(3,093)	11,378
Net profit for the period	273,199	(18,126)	255,073
Consolidated Balance Sheet			
Goodwill on consolidation	48,859	15,143	64,002
Deferred tax asset	-	21,630	21,630
Reserves	2,792,919	(67,420)	2,725,499
Minority interests	116,833	(2,986)	113,847
Deferred tax liability	16,583	107,179	123,762
	Sen	Sen	Sen
Earnings per share	38.48	(2.56)	35.92
	RM	RM	RM
Net tangible assets per share	4.82	(0.11)	4.71

The adoption of MASB Standard 25 on the change in the method on deferred taxation calculation has increased the tax expense for the year ended 30 September 2003 by RM20,368,000.

A2. Audit Report

The audit report for the financial year ended 30 September 2002 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	12 months ended 30 September	
	2003	2002
	RM'000	RM'000
Final paid		
2002 - 9 sen per share less tax		
(2001 - 9 sen per share less tax)	46,007	46,007
Special paid		
2002 - 5 sen per share less tax		
(2001 - Nil)	25,559	-
Interim paid		
2003 - 6 sen per share less tax		
(2002 - 6 sen per share less tax)	30,671	30,671
	102,237	76,678

A8. Segment Information

Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit/(Loss) before tax	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Plantation	1,511,573	1,035,263	356,575	206,223
Manufacturing	1,285,564	868,040	98,038	71,401
Retailing	672,074	583,061	18,831	15,806
Property development	42,893	-	8,759	-
Investment holding	163,200	16,596	21,647	16,087
Others	16,188	13,393	483	(2,092)
	3,691,492	2,516,353	504,333	307,425
Inter-segment elimination	(217,961)	(47,282)	-	-
	3,473,531	2,469,071	504,333	307,425
Corporate			(8,367)	(5,226)
			495,966	302,199
Finance cost			(5,615)	(4,832)
Share of results of associated companies			78,560	49,752
			568,911	347,119

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) On 15 August 2003, Crabtree & Evelyn Holdings Ltd, a wholly-owned subsidiary of the Company, has disposed of its entire 60.8% interest consisting of 541,818 shares of Pesos 10 each in the Mexican joint venture company, Ecemex S.A. DE C.V. ("Ecemex") for a consideration of USD160,000. Following this disposal, Ecemex ceased to be a subsidiary in the Group.

This disposal resulted in an exceptional gain of £200,000 which did not have any material effect on the Group's earnings and net tangible assets for the financial year ended 30 September 2003.

(b) On 26 August 2003, Crabtree & Evelyn Holdings Ltd, a wholly-owned subsidiary of the Company, has acquired the remaining 30% interest consisting of 30,000 common shares at PHP100 par value each in the Philippines joint venture company, Crabtree & Evelyn Philippines Inc. ("CEPI") from the minority shareholders, ZCM Corporation (formerly known as Zeullig Classics Marketing Corporation) for a consideration of PHP1,000,000 (equivalent of approximately RM68,000). Following this acquisition, CEPI is now a wholly-owned subsidiary of the Group.

This acquisition did not have any material effect on the Group's earnings and net tangible assets for the financial year ended 30 September 2003.

(c) On 12 September 2003, the Company has incorporated a new company, KLK Premier Capital Limited in British Virgin Islands, with an issued and paid-up capital of USD2 represented by 2 shares with a par value of USD1 each. This wholly-owned subsidiary is currently non-operational. The principal activity of this subsidiary is investment holding.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the KLSE Revised Listing Requirements

B1. Review of Performance

The 4th quarter's pre-tax profit of the Group rose 44.9% to RM157.7 million as compared to the same quarter's results of the previous year. The bulk of the increase in profits came from the contribution by the Group's major associate, Yule Catto & Co plc which performed better than the previous corresponding period and improved plantation profits through the increase in FFB production and better commodity prices.

For the year ended 30 September 2003, the Group's pre-tax profit surged by 63.9% to RM568.9 million in comparison to the preceding year's profit. All the business sectors within the Group reported improvements in their results particularly that of the plantation sector which contributed significantly to the year's profit. The improved commodity prices and higher FFB production had benefited the plantation sector.

B2. Variation of Results to Preceding Quarter

For the 4th quarter under review, the Group registered a profit before taxation of RM157.7 million which was 26.8% higher than the profit achieved in the previous quarter. Although the profit from the plantation sector was lower during the period under review, the increase in the current quarter's pre-tax profit was attributed to the inclusion of the share of results from Yule Catto & Co plc, the Group's overseas listed associate, and improved contribution from the retailing sector.

B3. Current Year Prospects

Whilst the results of non-plantation sectors are expected to sustain at preceding year's level and with the anticipated higher FFB production, the Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2004 will be higher than that of the previous year if the current favourable commodity prices continue.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 September 2003 RM'000	Individual Quarter 3 months ended 30 September 2002 (Restated) RM'000	Cumulative Quarter 12 months ended 30 September 2003 RM'000	Cumulative Quarter 12 months ended 30 September 2002 (Restated) RM'000
Malaysian taxation	21,048	8,344	76,254	38,996
Overseas taxation	4,688	815	17,689	890
Transfer to deferred taxation	6,130	21,427	24,227	22,150
	31,866	30,586	118,170	62,036
Under/(Over) provision in respect of previous years	31	(314)	6,735	(522)
	31,897	30,272	124,905	61,514
Share of associated companies' taxation	16,840	10,123	31,579	19,154
	48,737	40,395	156,484	80,668

The effective tax rate for the current quarter is higher than the statutory tax rate due principally to the higher tax rate of certain associated companies.

B6. Sale of Unquoted Investments and Properties

	Individual Quarter 3 months ended 30 September 2003 RM'000	Individual Quarter 3 months ended 30 September 2002 RM'000	Cumulative Quarter 12 months ended 30 September 2003 RM'000	Cumulative Quarter 12 months ended 30 September 2002 RM'000
Surplus on sale of unquoted security	-	275	-	275
(Deficit)/Surplus arising from government acquisitions of land	(15)	1,569	3,044	3,791
Surplus on sale of property	3	7,005	545	7,005

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 30 September 2003 RM'000	Individual Quarter 3 months ended 30 September 2002 RM'000	Cumulative Quarter 12 months ended 30 September 2003 RM'000	Cumulative Quarter 12 months ended 30 September 2002 RM'000
Purchases of quoted securities	6,078	25,289	28,687	34,055
Sales proceeds of quoted securities	12,450	14,795	22,493	47,813
Surplus/(Deficit) on sales of quoted securities	2,762	(8,258)	3,993	(3,778)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2003 RM'000	30 September 2002 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	81,802	71,449
	238,124	227,771
At carrying value less allowance		
Associated companies	419,552	393,795
Other investments	77,759	65,134
	497,311	458,929
At market value		
Associated companies	581,260	464,325
Other investments	92,091	65,830
	673,351	530,155

B8. Status of Corporate Proposals Announced

KL-Kepong Property Development Sdn Bhd, a wholly-owned subsidiary of the Company, had on 29 May 2003 entered into a conditional sale and purchase agreement ("SPA") with The Bukit Darah Company Limited for the proposed acquisition of Bukit Darah Estate, a freehold agricultural estate of 995.5 acres, for a total cash consideration of RM136,468,750.

The SPA is subject to approvals being obtained from the relevant bodies, within nine months from the date of the SPA.

Approvals from the Foreign Investment Committee and the Controller of Exchange, Central Bank of Sri Lanka have been obtained since the date of last report. However, as at the date of this report, approval from the Estate Land Board is still pending.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2003 RM'000	30 September 2003 Amount in Foreign Currency '000	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	48,940	GBP7,732	44,414	GBP7,482
	1,456	CAD517	706	CAD293
	5,152	AUD2,000	5,369	AUD2,600
	6,684	HKD13,615	1,999	HKD4,100
	24,743	USD6,500	22,811	USD6,000
	86,975		75,299	
- Unsecured	27,540	Rmb60,000	4,590	Rmb10,000
	114,515		79,889	

	30 September 2003 RM'000	30 September 2003 Amount in Foreign Currency '000	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000
(ii) Bank Overdraft				
- Secured	5,216	USD1,370	8,896	USD2,340
	11,134	CAD3,962	7,354	CAD3,053
	886	HKD1,806	303	HKD623
	4,120	GBP651	6,645	GBP1,120
	21,356		23,198	
- Unsecured	3,227	GBP510	2,952	GBP497
	24,583		26,150	
Total	139,098		106,039	
(b) Repayable after 12 months :- Term Loans				
- Secured	1,374	CAD490	966	CAD402
	16,203	GBP2,560	15,194	GBP2,560
	1,361	HKD2,759	1,500	HKD3,078
	18,938		17,660	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 15 November 2003 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount in million	Equivalent Amount in RM million	Maturity Period
(a)	Sale contracts	GBP	10.3	62.2	2 to 14 months
		AUD	0.4	1.1	2 to 6 months
		NZD	0.9	1.9	1 to 6 months
		USD	155.2	593.7	1 to 23 months
(b)	Purchase contracts	GBP	0.2	1.3	1 month

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the books at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividends

(a) (i) A final and special ordinary dividends have been recommended;

(ii) The amount per share :-
- Final Dividend : 9 sen per share less 28% Malaysian income tax.
- Special Dividend : 10 sen per share less 28% Malaysian income tax.

(iii) The previous corresponding period :-
- Final Dividend : 9 sen per share less 28% Malaysian income tax.
- Special Dividend : 5 sen per share less 28% Malaysian income tax.

(iv) The date payable : 15 March 2004 to shareholders registered on the Company's Register as at 19 February 2004;

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February 2004 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February 2004 in respect of transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 19 February 2004 will be registered for entitlements to the dividend payment.

(b) The total dividend for the current financial year is 25 sen (2002 : 20 sen) per share less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 September		12 months ended 30 September	
		2003	2002 (Restated)	2003	2002 (Restated)
(a)	Net profit for the period (RM'000)	103,801	67,294	394,688	255,073
(b)	Issued ordinary shares at beginning of the period	709,977,128	709,977,128	709,977,128	710,177,128
	Effect of shares repurchased in January 2002	-	-	-	(150,000)
	Weighted average number of shares	709,977,128	709,977,128	709,977,128	710,027,128
(c)	Earnings per share (sen)	14.62	9.47	55.59	35.92

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

21 November 2003

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **21/11/2003 05:01:34 PM**
Reference No **KL-031121-2A94F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Entitlement date :**19/02/2004**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

A final dividend of 9% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2003**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**15/03/2004**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**19/02/2004**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**17/02/2004**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**9**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 19 February 2004 will be registered for entitlements to the dividend payment.

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **21/11/2003 05:01:35 PM**
Reference No **KL-031121-2A950**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date :**19/02/2004**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Special Dividend**

* Entitlement description

A special dividend of 10% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2003**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**15/03/2004**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**19/02/2004**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**17/02/2004**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**10**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 19 February 2004 will be registered for entitlements to the dividend payment.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/11/2003 08:22:56 AM**
Reference No **KL-031107-1ED15**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **29/10/2003**	* **70,000**	
Disposed	**29/10/2003**	**108,600**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **40,369,900**
	Direct (%)	: **5.69**
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **40,369,900**
*	Date of notice	: **30/10/2003**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20/11/2003 11:33:56 AM
Reference No KL-031120-349AA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **11/11/2003**	* **40,400**	

*	Circumstances by reason of which change has occurred	: **Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,682,500**
	Direct (%)	: **5.59**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **39,682,500**

* Date of notice : **11/11/2003**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/11/2003 11:35:29 AM**
Reference No **KL-031121-3722B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/11/2003**	* **5,800**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,676,700**
	Direct (%)	: **5.59**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change**	:	**39,676,700**
* Date of notice	:	**13/11/2003**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24/11/2003 12:48:17 PM
Reference No KL-031124-A20F5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/11/2003**	* **25,000**	
Disposed	**19/11/2003**	**35,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **39,666,700**
	Direct (%)	: **5.59**
	Indirect/deemed interest (units)	:

Indirect/deemed interest (%) :

* **Total no of securities after change** : **39,666,700**

* Date of notice : **19/11/2003**

Remarks :
fsc
